Exhibit 99.1

December 6, 2009	CONFIDENTIAL
Mr. Marc J. Blazer
President
Overture Acquisition Corp.
Ugland House
George Town, Grand Cayman
Cayman Islands, KY1-1104
Re:	Fairness Opinion — Opinion to the Board of Directors of Overture Acquisition Corp.
Dear Mr. Blazer:
Houlihan Smith and Company, Inc. (“Houlihan”) has been advised that Overture Acquisition Corp. (“Overture” or the “Company”), intends to enter into a transaction with Jefferson National Financial Corp. (“JNF”) and certain subsidiaries of JNF. Under the proposed transaction, the Company will remain domiciled in the Cayman Islands and form two new Bermuda entities, a holding company and a reinsurance subsidiary of the holding company (“Newco”). Newco will work towards obtaining the licenses it will require to operate as an insurer in Bermuda.
JNF will create a wholly owned subsidiary (“Sub” or “Target”) and JNF will cause Jefferson National Life Insurance Co. (“JNL”), a subsidiary of JNF, and JNL Bermuda, LLC (“JNL Bermuda”), a subsidiary of JNL, to enter into a reinsurance option and contribution agreement (the “Reinsurance Option and Contribution Agreement”) with Sub. The reinsurance option will involve JNL contributing to JNL Bermuda: (i) certain employees, (ii) certain other assets, including a portfolio of securities worth approximately $98.5 million, and (iii) an option to enter into a quota share reinsurance agreement with JNL in which JNL Bermuda or any permitted successor or assign of JNL Bermuda may reinsure 90% of the fixed annuity block of JNL and 50% of the variable annuity block of JNL for a ceding commission of approximately $21.5 million conditional upon JNL Bermuda or any successor or assign obtaining all the necessary licenses required to operate as a reinsurer in Bermuda.
Newco will merge with JNL Bermuda at the closing of the transaction for a purchase price of approximately $120 million (the “Merger Consideration”). Newco would assume all properties, rights, privileges, powers and obligations of JNL Bermuda, including the Reinsurance Option and Contribution Agreement and the Investment Management Agreement (as defined herein), as the survivor entity to JNL Bermuda (the “Merger”). Separately, Newco will be granted the right to reinsure future Monument Advisor policies of JNL.
Separate from the Merger, JNL will acquire 24.5% of the shares of common stock of Overture either through (i) open market purchases of the common stock prior to the date of the closing of
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Overture Acquisition Corp.	CONFIDENTIAL
Fairness Opinion
December 6, 2009
the Merger (the “Closing Date”), (ii) a private placement of shares of common stock at a per share purchase price of $10.04 per share (“Securities Purchase Agreement”), and/or (iii) a combination thereof. JNL will enter into the Securities Purchase Agreement only if it has not been able to acquire 24.5% of Overture’s common stock as of the Closing Date by open market purchases.
Prior to the Closing Date, JNL Bermuda will have entered into an investment management agreement (“Investment Management Agreement”) with JNF Asset Management, LLC (“JNFAM”).
As of the Closing Date, Overture will (i) be granted an option to purchase all of the membership interest of JNFAM for a purchase price of up to $3.5 million, and (ii) a right of first refusal with respect to a third party’s bid to purchase JNFAM. The option will have a one year expiration period from the Closing Date, first exercisable as of the six month anniversary from the Closing Date.
Houlihan was engaged to render an opinion (“Opinion”) to the board of directors (the “Board”) as to whether, as of the date of such Opinion, (i) the Merger Consideration to be paid by the Company for the Target in conjunction with the Merger is fair from a financial point of view to the shareholders of the Company, and (ii) the fair market value of the Target is at least equal to 80% of the balance in the Company’s trust account (excluding deferred underwriting discounts and commissions).
Our Opinion is being rendered in such form and substance customary to transactions of a similar nature and on a basis that is consistent with our professional responsibilities to the Company, and shall be subject to the undertaking of certain inquiries concerning the Merger and the business of the Target. In connection therewith, Houlihan has relied upon public and non-public reports of the Target and other information supplied to it by or on behalf of the Company and JNF. Houlihan shall not in any respect be responsible for the accuracy or completeness of any such report or information, public or non-public, supplied to it by or on behalf of the Target or for any obligation to verify the same nor for any conclusions based upon inaccurate or incomplete information.
We have not been requested to opine as to, and this Opinion does not express an opinion as to, make any recommendations with respect to, or otherwise address, among other things, (i) the underlying business decision of the Company, shareholders of the Company, or any other party to proceed with or affect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Merger or otherwise (other than to the extent expressly specified herein), (iii) the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company or any other party might engage, (iv) the solvency or creditworthiness of the Company or any other participant in the Merger under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, (v) the fairness of the Merger Consideration to be paid by the Company for the Target in conjunction with the Merger to any investors of the Company, other than the shareholders of the Company, or (vi) the prospects of the impact of the Company entering into or consummating the

Overture Acquisition Corp.	CONFIDENTIAL
Fairness Opinion
December 6, 2009
Merger under any other contract, agreement or arrangement to which the Company may be a party.
Process
In arriving at its opinion, Houlihan reviewed and analyzed all the information it deemed necessary and appropriate including:
•	a draft of the Master Agreement prepared by Overture, dated December 5, 2009, including publicly available information concerning JNF that Houlihan believes to be relevant to its inquiry;

•	financial and operating information with respect to the business operations and prospects of the Target furnished to Houlihan by JNF’s management;

•	financial and operating information with respect to the business operations and prospects of Overture furnished to Houlihan by Overture’s management;

•	a comparison of the financial condition and valuations of other companies that are similar to the Target that Houlihan deemed relevant and comparable;

•	a comparison of the financial terms of the Merger contemplated by the Master Agreement with the terms of certain other recent transactions which Houlihan deemed relevant and comparable; and

•	such other financial, strategic and market information that Houlihan deemed relevant.
In addition, Houlihan held discussions with the management and staff of Overture and JNF and their respective advisors concerning the business and operations, assets, present condition and future prospects of the Target and Overture, and undertook such other studies, analyses and investigations as Houlihan deemed relevant and appropriate.
We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering our Opinion. We have further relied upon the assurances and representations from the Company that they are unaware of any facts that would make the information provided to us to be incomplete or misleading for the purposes of our Opinion. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, upon the Company and their respective advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Merger.
The Opinion shall be used (i) by the Board in evaluating the Merger Consideration to be paid by the Company for the Target in conjunction with the Merger and that the fair market value of the Target is at least equal to 80% of the balance in the Company’s trust account (excluding deferred underwriting discounts and commissions), and (ii) in reports made by the Company to its shareholders and regulatory agencies. This Opinion has been furnished for the use and benefit of

Overture Acquisition Corp.	CONFIDENTIAL
Fairness Opinion
December 6, 2009
the Board in connection with their evaluation of the Merger Consideration to be paid by the Company for the Target in conjunction with the Merger and may not be used for any other purpose without our prior written consent.
Our Opinion is necessarily based upon our evaluation of information made available to us, as well as, the economic, monetary, market, financial, regulatory and other conditions as they exist and can be evaluated on the date hereof and we have not undertaken, and we assume no responsibility, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events or circumstances occurring after the date hereof. We disclaim any obligation to advise the Board or any person of any change in any fact or matter affecting our Opinion, which may come or be brought to our attention after the date of this Opinion. We did not provide, and will not provide, any advice with respect to any legal conclusions as to whether the Merger may be prohibited by law.
In rendering our Opinion, we have assumed, with your consent, that the Merger will be consummated on the terms described in the Master Agreement, without any waiver or modification of any material terms or conditions, and that in the course of obtaining the necessary regulatory or third party approvals for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the Merger.
Each of the analyses conducted by Houlihan was carried out to provide a particular perspective of the Merger. Houlihan did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support our Opinion as to (i) the fairness of the Merger Consideration to be paid by the Company for the Target in conjunction with the Merger to the shareholders of the Company, and (ii) the fair market value of the Target is at least equal to 80% of the balance in the Company’s trust account (excluding deferred underwriting discounts and commissions). Houlihan does not place any specific reliance or weight on any individual analysis, but instead, concludes that its analyses taken as a whole, supports its conclusion and Opinion. Accordingly, Houlihan believes that its analyses must be considered in their entirety and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete view of the processes underlying the analyses performed by Houlihan in connection with the preparation of the Opinion.
This Opinion is not intended to be, and does not constitute, a recommendation to the Board to proceed with the Merger. This Opinion relates solely to the question of (i) the fairness of the Merger Consideration to be paid by the Company for the Target in conjunction with the Merger to the shareholders of the Company, and (ii) the fair market value of the Target is at least equal to 80% of the balance in the Company’s trust account (excluding underwriting discounts and commissions). This Opinion should not be construed as creating any fiduciary duty on our part to any person.
Except as set forth in our engagement letter with the Company signed October 27, 2009, this Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Houlihan or any of its

Overture Acquisition Corp.	CONFIDENTIAL
Fairness Opinion
December 6, 2009
affiliates be made, without the prior written consent of Houlihan, in each case except as set forth in the fifth preceding paragraph of this letter.
Houlihan, a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, underwritings, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Houlihan has no prior investment banking relationships with any of the parties involved in the transaction. Houlihan has received a non-contingent fee from Overture relating to its services in providing the Opinion.
Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, (i) the Merger Consideration to be paid by the Company for the Target in conjunction with the Merger is fair from a financial point of view to the shareholders of the Company, and (ii) the fair market value of the Target is at least equal to 80% of the balance in the Company’s trust account (excluding underwriting discounts and commissions).

Very truly yours,
/s/ Houlihan Smith & Company
Houlihan Smith & Company, Inc.